FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 27, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Third Quarter Financial Results for the period ending March 31, 2004

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy

Presentation materials are also available on our website: www.infovista.com

Investor Relations Manager
+33 (0)1 64 86 79 00
kdarcy@infovista.com
- or -
Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
infovista@taylor-rafferty.co.uk
- or -
Delia Cannan
Taylor Rafferty (New York)
(212)889-4350
infovista@taylor-rafferty.com

INFOVISTA REPORTS STRONG RESULTS FOR Q3 FY03/04

Second consecutive quarter for record top-line and bottom-line performance

Paris, France and Herndon, Virginia – April 27, 2004 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: FR0004031649), the leading global provider of Business Technology Intelligence (BTI) software solutions, today announced strong financial results for the quarter ended March 31, 2004. Total revenues for the quarter increased to € 7.9 million, representing sequential growth of 14% over the second quarter of the current fiscal year and 30% growth over the comparable quarter last year. On a constant exchange rate basis, total revenues would have increased by 18% sequentially and 42% over the comparable quarter last year. InfoVista recorded a positive EBITDA of € 0.02 million for the quarter, as compared to € -1.7 million in the comparable quarter last year. Adjusted net loss improved to € 0.3 million, or € 0.02 per share, in the quarter, as compared to a loss of € 2.1 million, or €0.11 per share, in the comparable quarter last year.

Commenting on the quarter, Alain Tingaud, Chairman and CEO of InfoVista, said:

“We are very pleased with our second consecutive quarter of record performance. We were able to secure a number of competitive wins within our target markets. In particular, we won a seven-figure dollar contract with a major government defense agency, highlighting both the global technological leadership of our software solutions and the validity of our alliance strategy. We also witnessed continued success in the Service Provider market, strengthening our leading position in this arena. This has been the result of our improved deal execution across all regions. With the January arrival of our new President and COO, Gad Tobaly, I am confident that we will continue to make further advances from this sound base.”

Financial Highlights

•                              EBITDA was € 0.02 million. EBITDA is calculated as net loss less deprecation and amortization (€ 0.4 million), interest expense (€ 0.01 million) and income tax expense (€ 0.09 million).

•                              The quarter ended March 31, 2004 was the Company’s first ever positive operating cash flow quarter, with cash flow generated from operations of € 1.7 million.

•                              Adjusted net loss was € 0.3 million, and net loss was € 0.5 million, or € 0.02 and € 0.03 per share respectively.

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•                              Gross margin improved markedly to 81% of revenues, up from 76% in the previous quarter.

•                              DSO improved significantly to 69 days, down from 85 days during the previous quarter, due to the relatively higher revenues in the America, where DSO tends to be lower.

•                              As of March 31, 2004, the Company’s balance sheet remained completely debt-free.

•                              As of March 31, 2004, the Company had a total of 17,011,433 shares outstanding. As previously announced, InfoVista repurchased 1.1 million ordinary shares during the quarter.

•                              Cash and marketable securities stood at € 34.1 million, or € 2.01 per outstanding share. Although the Company was cash flow positive from operations for the quarter, cash decreased overall due to the cost of the share repurchase.

Operational Highlights

•                              The Company secured a major contract with the Defense Information Systems Agency (DISA), a major US government agency, underscoring the strength of the InfoVista’s value-added solutions. The deal illustrates the Company’s improved execution in the America, where a number of competitive wins were carried out.

•                              InfoVista’s focus on building strategic alliances with strong partners such as Juniper Networks and Accenture has begun to yield significant results as well as contributing to a strong pipeline across all regions.

•                              During the third quarter, a number of Network Service Providers took steps to reinvest in their infrastructure through new business drivers such as Voice-over IP (VoIP), Wireless IP and IP-VPN. This market trend plays directly to InfoVista’s core strength of providing the most powerful infrastructure solutions to Tier 1 Service Providers worldwide.

Key Revenue Drivers

•                  New customers during the quarter included:

•            America: Defense Information Systems Agency (DISA) and the Ministry of Defense (Israel)

•            Europe: Telefonica Moviles (Spain), Nationwide (UK) and BKA (German Federal Criminal Police Office)

•            Asia Pacific: Telephone Organization of Thailand and RailTel (India)

•                              Revenues from the Service Provider market contributed 52% to the third quarter from customers such as Cable & Wireless and Deutsche Telekom. Enterprise customers such as Aventis, Banco Santander and BASF contributed the remaining 48% for the quarter.

•                              The America, European and Asian markets represented 50%, 42% and 8% of total revenues, respectively. Revenues in the America amounted to €3.9 million, up 86% from the same quarter last year. European revenues were up 4% over the comparable quarter last year at €3.3 million, continuing the positive trend set after a strong second quarter in Europe.

•                              Revenues from Software Licenses contributed 64%, while Service revenues contributed 36% to total revenues.

•                              Revenues from indirect channels contributed 53% to total revenues, while direct channels including revenues from referral partners contributed the remaining 47%.

Powerful Platform for Future Growth

Reflecting on the quarter, Mr. Tingaud commented, “We have successfully launched our new Business Technology Intelligence (BTI) solutions and are now positioned for growth into an even larger target market, maintaining our leadership among Service Providers and gaining significant market share within the Enterprise segment. While repeat business remains strong, new business in new markets is driving revenue growth.”

Looking ahead, Mr. Tingaud concluded, “Based on the positive market trends we are seeing from Network Service Providers and the strength of our new solutions for the Enterprise market, we are expecting another set of strong results for the fourth quarter. We are forecasting revenues for the fourth quarter to remain roughly at the high level achieved in the quarter ended March 31, thereby representing impressive growth of nearly 30% from the same quarter last year.”

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7019 9509 in the UK/Europe, or +1 718 354 1153 in North America. A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7784 1024, North America: +1 718 354 1112, Passcode: 468987#.

About InfoVista

InfoVista is the global leader in Business Technology Intelligence (BTI). BTI provides timely, relevant and actionable insights to maximize the value of business technology. Our approach to BTI incorporates context-sensitive, pre-packaged solutions that generate breakthrough improvements in business effectiveness and IT efficiency. An interactive Portal provides personalized dashboards and views that enable stakeholders at every level in an organization to align decisions and actions with business priorities. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their business technology assets. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

- Tables to Follow -

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the nine months ended March 31,		For the three months ended March 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€11,512	€10,069	€5,019	€2,964
Service revenues	9,130	9,113	2,867	3,116
Total revenues	20,642	19,182	7,886	6,080

Cost of revenues
Costs of licenses	529	677	83	138
Costs of services	4,329	4,797	1,395	1,608
Total cost of revenues	4,858	5,474	1,478	1,746

Gross profit	15,784	13,708	6,408	4,335

Operating expenses
Sales and marketing expenses	10,763	12,002	4,083	3,647
Research and development expenses	4,492	5,277	1,596	1,962
General and administrative expenses	3,196	3,862	1,059	1,074

Stock compensation expense	—	38	—	4
Restructuring costs	2,496	1,590	—	—
Amortization of intangible assets	285	285	95	95
Total operating expenses	21,232	23,054	6,833	6,782

Operating loss	(5,448)	(9,346)	(425)	(2,447)

Other income (expense):
Interest income	499	988	148	269
Net foreign currency transaction (losses) gains	(164)	(45)	(32)	38
Loss on disposal and impairment of fixed assets	(571)	(99)	(77)	(4)
Loss before income taxes	(5,684)	(8,502)	(386)	(2,144)

Income tax (expense) benefit	(127)	25	(89)	(25)
Net loss	€(5,811)	€(8,477)	€(475)	€(2,169)

Adjusted net loss	€(2,295)	€(6,420)	€(271)	€(2,104)

Basic and diluted net loss per share	€(0.32)	€(0.44)	€(0.03)	€(0.12)

Adjusted basic and diluted net loss per share	€(0.13)	€(0.34)	€(0.02)	€(0.11)

Basic and diluted weighted average shares outstanding	18,009,764	19,096,454	17,932,136	18,557,361

INFOVISTA
RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of America (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the nine months ended March 31,		For the three months ended March 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(5,811)	€(8,477)	€(475)	€(2,169)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	€—	€(38)	€—	€(4)
Restructuring costs	(2,496)	(1,590)	—	—
Amortization of intangible assets	(285)	(285)	(95)	(95)
Net foreign currency transaction (losses) gains	(164)	(45)	(32)	38
Loss on disposal and impairment of fixed assets	(571)	(99)	(77)	(4)

Adjusted net loss	€(2,295)	€(6,420)	€(271)	€(2,104)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	March 31, 2004	June 30, 2003
	(unaudited)
ASSETS

Cash and cash equivalents	€28,153	€37,900
Mar Marketable securities	5,973	5,850
Trade receivables, net of allowance of € 623 and € 460, respectively	6,040	5,259
Prepaid expenses and other current assets	1,474	2,616
Total current assets	41,640	51,625

Fixed assets, net	2,591	3,549
Licensed technology and advances, net	905	1,086
Investment in affiliate	1,027	937
Deposits and other assets	1,157	1,236
Total non current assets	5,680	6,808

Total assets	€47,320	€58,433

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,150	€3,347
Accrued salaries and commissions	1,847	1,772
Accrued social security and other payroll taxes	799	680
Deferred revenue	5,104	4,294
Accrued VAT	428	1,042
Other current liabilities	390	809
Total current liabilities	10,718	11,944

Other long term liabilities	58	71
Total non-current liabilities	58	71

Stockholders’ Equity
Common stock (18,846,887 and 18,802,637 shares authorized and issued, and 17,011,433 and 18,038,003 shares outstanding)	10,177	10,153
Capital in excess of par value of stock	84,815	84,716
Accumulated deficit	(51,920)	(46,109)
Unrealized losses on available for sale securities	(27)	(150)
Cumulative translation adjustment	(1,185)	(1,138)
Less common stock in treasury	(5,316)	(1,054)
Total stockholders’ equity	36,544	46,418

Total liabilities and stockholders’ equity	€47,320	€58,433

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 27th, 2004	By	:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer